

Barry Large · 3rd

Partner at Dynamo Venture Capital

Chattanooga, Tennessee · 500+ connections ·

Contact info

🔒 Message | More...

 Dynamo Accelerator and Fund

Samford University

About

An experienced entrepreneur and investor with skills in Financial Management, Negotiation, Relationship Management, and Entrepreneurship.

Experience


Partner
Dynamo Accelerator and Fund
Mar 2016 – Present · 4 yrs 4 mos

We invest in extraordinary founders building startups in supply chain and mobility. We are equipped to support founders through the seed stage in their effort to transform global trade and commerce. Please email hello@dynamo.vc to chat!


Partner
Lamp Post Group
2010 – Present · 10 yrs


Member Board Of Directors
Chattanooga Whiskey
Jan 2018 – Present · 2 yrs 6 mos


Member of the Board of Directors
Reliance Partners
Feb 2009 – Present · 11 yrs 5 mos


Member of the Board of Directors
Steam Logistics
Nov 2012 – Present · 7 yrs 8 mos


Chairman and CFO
Access America Transport
2002 – Mar 2014 · 12 yrs

Secretary/Treasurer
Key-James Brick & Supply
2001 – 2006 · 5 yrs

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Education


Samford University
Bachelor of Arts - BA, History
1996 – 2001


Samford University
Bachelor of Science (B.S.), Business Administration and Management, General
1996 – 2000

Skills & Endorsements

Entrepreneurship · 48

 Endorsed by **Nathan Derrick and 3**

 Endorsed by **6 of Barry's colleagues at**

 others who are highly skilled at this · Lamp Post Group

Early-stage Startups · 22

Tj Heath and **21 connections** have given endorsements for this skill

Corporate Finance · 21

Endorsed by **2 of Barry's colleagues** at Lamp Post Group

Industry Knowledge

Strategic Planning · 58	**Strategic Financial Planning** · 18
Marketing · 2	**Pricing** · 2
Budgets · 1	**Container** · 1
Mergers & Acquisitions · 2	**Start-ups** · 4
Financial Analysis · 2	**Sales** · 3
Logistics · 2	**Operations Management** · 4
LTL · 1	**Transportation** · 35
Freight · 1	**Account Management** · 3

Interpersonal Skills

Management · 5	**Team Building** · 5
Customer Service · 4	**Negotiation** · 2
Leadership · 5	**Contract Negotiation** · 3
Public Speaking · 3	

Other Skills ⑦

New Business Development · 2	**Process Improvement** · 1

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Recommendations

Received (0)   **Given (2)**

 **Adam Green**
Customer Success Support Manager at boostr
August 11, 2019, Barry was senior to Adam but didn't manage directly

Adam is an intelligent, versatile, and thoughtful person with a high level of integrity. During his tenure at Nooga Media, he was asked to wear many hats and in each instance, he tackled the project or duties at hand with great focus and will. On the human side, his co-workers genuinely love him. His loyalty and deep affection for the people of Nooga and the company itself was very evident. He would be an amazing addition to any company. I couldn't recommend him more highly! **See less**

 **Thomas Penshorn**
Coyote Logistics
July 21, 2009, Barry was senior to Thomas but didn't manage directly

Tom is an aggressive, professional, and hard working manager. He is a natural leader. We are privileged to have him at Access America.

Interests

 **Dynamo Ventures**
1,805 followers

 **Reliance Partners**
1,845 followers

 **Lamp Post Group**
1,884 followers

 **Samford University**
33,769 followers

 **MD Anderson Cancer Cen...**
110,536 followers

 **Steam Logistics**
1,554 followers

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